



Matt Vernon • 3rd

Chief Operations Officer at SLRRRP

Greater Los Angeles Area

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 **Bali-juice**

 **The University of Akron**

 **See contact info**

 **500+ connections**

Passionate leader with over 25 years' experience with a Fortune 150 company in Sales, Management and Operations. Effective presenter and negotiator; creative and confident in managing strategic customers. Unmatched talent for building strong rapport, brands and dynamic business relationship...

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Matt's Activity

716 followers

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 Twin Peaks Executes Development Agreement With Permian...
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 Welcome back Augusta. We missed you. Congrats to our franchise...
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 Great launch to Circle K in the Convention Centre Dublin Today
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 Day #30 continued
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 I found this to be the best example of Teamwork to reach your organizatio...
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 Bali Juice Launches in California
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Experience



Co-Founder and EVP Customer & Brand Development

Bali-juice

Jun 2017 – Present • 11 mos

Greater Los Angeles Area

Bali is a brand of 100% pure mangosteen fruit juice. Based in California, the founding team has spent two years developing the first retail-ready mangosteen juice.

Mangosteen is a rare super fruit that comes primarily from South East Asia. It is one of the few fruits to contain Xanthones (a powerful anti-oxidant) and there are many beliefs of the health and healing benefits that date back centuries.

Website: http://bali-juice.com
Facebook: https://www.facebook.com/balijuice/





Media (1)

BALI00011-Hero-Image-GroupingBali-Hero-Grouping[1].pdf

SLRRRP

Chief Operations Officer

SLRRRP

Feb 2017 – Present • 1 yr 3 mos

Greater Los Angeles Area

SLRRRP is an innovative Alcohol Infused Products company centered around function meets fun. Vodka Infused Gelatin Shots is the companies flag ship product launching in Q1 2018. Additional Brands slated for Q4 2018 and Q1 2020.

Mantis Industries LLC

Member Board Of Directors / Chief Strategic Officer

Mantis Industries LLC

2016 – Present • 2 yrs

Greater Los Angeles Area

The Mantis brand is innovating in unique categories like health & wellness, kids organic and Energy. Refreshingly unique flavor profiles and eye catching branding.

The Coca-Cola Company

Vice President, National Retail Sales

The Coca-Cola Company

Oct 2010 – Feb 2017 • 6 yrs 5 mos

Greater Los Angeles Area

Convenience Retail Channel
• 49MM EQ Cases, $440MM Revenue and $161MM GP
• 19 Customers (Stripes / Sunoco LP, AMPM, Corner Store, Pilot Flying J, Chevron, Murphy USA, Love's Travel Centers, Travel Centers of America, Casey's General Store, Giant, Maverik, Terrible Herbst, EZ Mart, Speedway, Green Valley, Rebel, LSBA, Speedy Mart)
• 7 Directs (3 Directors, 4 NAE'S), 10 Total Team members
• 5 Consecutive Years of Share Growth and Plan Growth
o 2015 Volume/Revenue – Exceeded Plan +3.4% and +8.2% to Prior Year
o 5 Year GP$ Growth +$23,586,529
• 5 Consecutive Years of Supplier Partner of the Year – Murphy USA and AMPM

Coca-Cola Refreshments

Director, National Retail Sales

Coca-Cola Refreshments

Oct 2010 – Oct 2012 • 2 yrs 1 mo

Greater Los Angeles Area

Specialty Retail Channel - On Premise
• 18MM EQ Cases, $101MM Revenue and $33MM DNGP
• 35 Exclusive Customers (Best Buy, MGM, Boyd Gaming, Bass Pro, Gander Mountain, Office

Quest, Shoe Carnival, Intrawest Properties, Tropicana, Palace Entertainment, Costco, Apple, Academy Sporting Goods, Big 5 Sporting Goods, Harbor Freight, Fry's Electronics, American Golf, Hastings...)
• 5 Directs – SR. National Account Executives

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Education

The University of Akron

The University of Akron
Business, Management, Marketing, and Related Support Services
1990 – 1992

Volunteer Experience

American Corporate Partners (ACP)

Mentor
American Corporate Partners (ACP)
Jan 2015 – Present • 3 yrs 4 mos
Education

Working with Military Veterans on career development after discharge.

Special Olympics

Volunteer
Special Olympics
Jan 2014 – Sep 2015 • 1 yr 9 mos
Civil Rights and Social Action

Special Olympics- Los Angeles Games
Special Olympics - World Games

Olive Crest

Committee Member
Olive Crest
Feb 2003 – Sep 2009 • 6 yrs 8 mos
Children

Golf Committee Member for Annual Golf Tournament - Sponsorship and Auction

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